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RAZOR ANNOUNCES RECAPITALIZATION TRANSACTION INCLUDING DEBT SETTLEMENT AND RIGHTS
OFFERING TO ALL COMMON SHAREHOLDERS

May 1, 2023 - Calgary, Alberta - Razor Energy Corp. ("Razor") (TSXV: RZE) is pleased to announce that Razor has entered into a debt settlement agreement with Alberta Investment Management Corporation, ("AIMCo"), on behalf of certain designated entities managed and advised by AIMCo (the "Debt Settlement Agreement"), pursuant to which AIMCo and Razor have agreed, subject to certain terms and conditions, to the settlement of all obligations owing by Razor to AIMCo under the senior second amended and restated loan agreement dated February 16, 2021 (the "Credit Agreement") through the transfer to AIMCo of equity interests held by Razor in its currently wholly-owned, non-listed subsidiary, FutEra Power Corp. ("FutEra"), following a capital reorganization of FutEra as described further below, and concurrently with the completion of a rights offering to all holders of common shares in the capital of Razor ("Razor Common Shares") by way of rights offering circular (the "Rights Offering") for proceeds of up to $10 million.

AIMCo (or a designated affiliate of AIMCo) has also agreed, subject to certain terms and conditions, to fully exercise its basic subscription privilege under the Rights Offering (as described below) for approximately $1.825 million and provide a stand-by commitment for the Rights Offering to a maximum of $4 million (the "Standby Commitment") under a standby purchase agreement (the "Standby Purchase Agreement") entered into between AIMCo and Razor concurrently with the Debt Settlement Agreement.  Assuming the fulfilment of all closing conditions to the Standby Purchase Agreement, including that a minimum of $1 million of subscription proceeds (the "Minimum Additional Proceeds") has been received from holders of rights other than AIMCo and its affiliates, and assuming additional subscription proceeds received beyond the Minimum Additional Proceeds are less than $3.175 million, AIMCo's total investment in Razor pursuant to the Rights Offering would be approximately $5.825 million.  The transactions contemplated by the Debt Settlement Agreement and the Standby Purchase Agreement, including the Rights Offering, are collectively referred to herein as the "Recapitalization Transaction".

The Debt Settlement Agreement provides for the following transactions:

  Following the Internal Reorganization (as defined below), Razor will settle all outstanding indebtedness owed to AIMCo in the approximate aggregate amount of $63.2 million (the "Outstanding Indebtedness") by way of the sale and transfer by Razor to AIMCo of that number of common shares in the capital of FutEra ("FutEra Common Shares") representing 70.00% of the issued and outstanding FutEra Common Shares and 100% of the issued and outstanding FutEra Preferred Shares (as defined below), in each case following the Internal Reorganization (the "FutEra Share Transfer Transaction"). At the time of issuance and transfer to AIMCo, the FutEra Preferred Shares will be convertible (subject to further adjustment in the manner contemplated by the FutEra Preferred Share provisions) into that number of FutEra Common Shares representing 30% of the aggregate number of FutEra Common Shares outstanding at such time and then issuable upon conversion of the FutEra Preferred Shares.

  FutEra will create a new class of voting, convertible preferred shares ("FutEra Preferred Shares") and Razor and FutEra will complete an internal corporate restructuring to exchange a portion of the FutEra Common Shares held by Razor for FutEra Preferred Shares (the "Internal Reorganization"). The FutEra Preferred Shares will have, among other rights, the right to receive cumulative dividends which will accrue daily at a rate of 12% per annum and compound quarterly; a liquidation preference per share equal to the original issue price plus all unpaid accrued and compounded dividends; the right to convert each FutEra Preferred Share into a number of FutEra Common Shares equal to the liquidation preference at the time of conversion divided by the original issue price (subject to adjustment in certain circumstances); and voting rights on an as-converted basis with FutEra Common Shares.

  On closing of the Recapitalization Transaction, Razor and AIMCo will enter into an investor rights agreement pursuant to which, among other things, AIMCo will be granted certain representation rights with respect to Razor's board of directors, including the right to designate two representatives for election, and if AIMCo is entitled to designate a representative but such representative is not elected or appointed, AIMCo shall be entitled to appoint a board observer in place of such representative. AIMCo's representation rights will terminate at such time AIMCo holds less than 15% of the voting interests of Razor.

  On closing of the Recapitalization Transaction, Razor and AIMCo will enter a registration rights agreement pursuant to which AIMCo will be granted certain distribution and registration rights with respect to Razor Common Shares held by AIMCo to facilitate the resale by AIMCo of such Razor Common Shares by way of prospectus offering, subject to certain restrictions and limitations.

  On closing of the Recapitalization Transaction, AIMCo, Razor, and FutEra will enter into a unanimous shareholders agreement with respect to the management of the business and affairs of FutEra, including customary governance, drag-along and other share transfer rights and restrictions in favour of AIMCo, as well as distribution and registration rights to facilitate the future resale by AIMCo of FutEra Common Shares by way of prospectus offering, subject to certain restrictions and limitations.

  Concurrently with the Recapitalization Transaction, and as a condition to the completion of the transactions contemplated by the Debt Settlement Agreement, Razor will conduct a rights offering to all holders of Razor Common Shares by way of rights offering circular (the "Rights Offering"). The Rights Offering will be for proceeds of up to $10 million.  Pursuant to the Rights Offering, all eligible holders of Razor Common Shares will receive one transferable right (a "Right") for each Razor Common Share held. The Rights will entitle the holder thereof to subscribe for units of Razor ("Unit"), with the number of Units available for subscription and the subscription price to be determined at the time of the Rights Offering.  Each Unit will be comprised of one Razor Common Share and one Razor Common Share purchase warrant of Razor.  Each full warrant will entitle the holder to acquire, subject to adjustment in certain circumstances, one Razor Common Share at an exercise price to be determined at the time of the Rights Offering. In connection with the Rights Offering, all eligible holders of Razor Common Shares on the close of business on the record date for the Rights Offering will be provided the right to: (i) exercise their basic subscription privilege to acquire their pro-rata portion of Units in such Rights Offering; and (ii) provided they have exercised their basic subscription privilege, exercise an additional subscription privilege to acquire, subject to proration, such number of additional unsubscribed Units, if any, in the Rights Offering. Razor and AIMCo have entered into the Standby Purchase Agreement pursuant to which AIMCo has agreed to exercise its basic subscription privilege under the Rights Offering and to provide the Standby Commitment with respect to unsubscribed Units under the Rights Offering, following all exercises of both the basic and additional privileges by other holders of Rights, to a maximum of $4 million, subject to the terms and conditions in the Standby Purchase Agreement, including receipt of the Minimum Additional Proceeds.  It is anticipated that the Rights will be listed for trading on the TSX Venture Exchange ("TSXV"). Further details concerning the Rights Offering will be contained in Razor's Notice of Rights Offering and Rights Offering Circular to be available on Razor's SEDAR profile at www.sedar.com once the Rights Offering is launched.

The Recapitalization Transaction is subject to the satisfaction of a number of conditions, including concurrent completion of the Internal Reorganization, the FutEra Share Transfer Transaction and the Rights Offering, as well as the receipt by Razor and FutEra of all necessary third party and regulatory approvals, including the approval of the TSXV and consent of Arena Investors, LP ("Arena") as a secured lender under Razor's amended and restated term loan agreement dated March 9, 2022 (the "Amended and Restated Term Loan Agreement"), no occurrence of a material adverse change or material adverse effect, satisfactory completion of due diligence, and other customary closing conditions.

Use of Proceeds from the Rights Offering

Razor intends to use the proceeds from the Rights Offering as follows:

Description of intended use of available funds	Assuming Standby Commitment and Minimum Additional Proceeds only	Assuming 75% of the Rights Offering	Assuming 100% of the Rights Offering

Production enhancement - well repairs and interventions	$5,000,000	$5,000,000	$5,000,000

Estimated Rights Offering costs(1)	$600,000	$600,000	$600,000

Working capital - general purposes	$1,225,000	$1,900,000	$4,400,000

Total:	$6,825,000	$7,500,000	$10,000,000

(1) Estimated Right Offering costs do not include costs and expenses expected to be incurred in connection with the Recapitalization Transaction other than those directly in connection with the Rights Offering.

Benefits of the Recapitalization Transaction

The Recapitalization Transaction, if completed, will increase Razor's sustainability by creating a simplified balance sheet and providing liquidity to the benefit of all stakeholders.  These aspects should assist Razor in increasing production, optimizing operations, and potentially attracting further capital and enhancing strategic corporate optionality.

In addition, Arena has agreed to waive the production covenant found in the Amended and Restated Term Loan Agreement from November 1, 2022 to April 30, 2023 and has further amended the production covenant for the period from May 1, 2023 to September 30, 2023. Although there can be no assurances, Razor's reactivation and other production enhancement efforts should see production levels exceed the 4,150 boepd level in August, 2023.

Background of the Recapitalization Transaction

Razor, along with many of its peers, has been negatively impacted by changing market conditions affecting the oil and gas industry, primarily the result of changes in investor sentiment with respect to the oil and gas industry generally. This has resulted in, among other things, decreased cash flows otherwise needed for working capital and reinvestment, and a limited ability to access new third party capital (equity, debt or other), or to generate additional funds through assets sales, joint ventures or other industry transactions on reasonable terms.

Razor's excess leverage has created quantitative and qualitative issues, including a lack of capital to invest into operations which in turn perpetuates lower netbacks and increased challenges to grow the business through acquisitions.

Given current market conditions, Razor began to explore potential solutions to its liquidity and capital position to avoid potential adverse consequences. Further to this, Razor formed a special committee of independent directors in April 2023 (the "Special Committee") to help oversee such matters and to negotiate and structure, on behalf of Razor, potential transactions to address Razor's liquidity and capital position. As part of this, the Special Committee, along with Razor's management and other advisors, has engaged in discussions with various stakeholders of Razor to explore the possibility of recapitalizing Razor. The objective of these discussions was to improve Razor's prospects going forward and provide a means to continue as a viable business for the benefit of all stakeholders.

Special Committee, Board Approvals and Recommendations

In connection with negotiating and reviewing the terms of the Recapitalization Transaction, the Special Committee considered and reviewed a variety of matters, including a detailed assessment of Razor's prospects, cash flows, outlook and reasonable alternatives available to Razor, including the risks of continuing with the status quo. As part of their process, the Special Committee retained DLA Piper as its independent legal counsel and Razor retained Echelon Wealth Partners Inc. (the "Financial Advisor") to provide an opinion as to the fairness to Razor, from a financial point of view, of the proposed Recapitalization Transaction.

Further to this, as a part of their deliberations in respect of the Recapitalization Transaction, the Fairness Advisor provided the board of directors of Razor (the "Board") and Special Committee with its opinion the "Fairness Opinion") that, as at the date of the Fairness Opinion, the Recapitalization Transaction is fair, from a financial point of view, to Razor.  The Fairness Opinion is subject to the assumptions, limitations and qualifications set out therein.

As such, the Special Committee recommended to the Board that the Recapitalization Transaction is in the best interests of Razor and should be approved, after consulting with its legal advisors, and after considering other relevant matters, including the anticipated benefits to Razor as described above and certain other considerations and determinations, including the conclusions set forth in the Fairness Opinion. After considering the report and recommendations of, and the factors considered by, the Special Committee, the Board approved the Recapitalization Transaction.

MI 61-101 Matters

AIMCo is a "related party" of Razor pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").  AIMCo owns or controls (directly or indirectly) 4,612,728 Razor Common Shares (representing approximately 18.25% of the outstanding Razor Common Shares) and is a significant shareholder of Razor.

With respect to the FutEra Share Transfer Transaction and the Standby Commitment, while such transactions are expected to constitute "related party transactions" for the purposes of MI 61-101, the FutEra Share Transfer Transaction is exempt from the formal valuation requirements of MI 61-101 as Razor is not listed on a specified market that would require compliance with such formal valuation requirements (as set forth in Section 5.5(b) of MI 61-101) and is further exempt from the minority shareholder approval requirements of MI 61-101 by virtue of Section 5.7(e) of MI 61-101 which provides that a related party transaction is exempt from the minority shareholder approval requirements if the issuer is in serious financial difficulty, the transaction is designed to improve the financial position of the company (among other criteria) and there is no other requirement to hold a meeting of shareholders to approve the transaction.

As part of their deliberations in respect of the Recapitalization Transaction, the Special Committee (each of whom are "independent directors" in respect of the Recapitalization Transaction for the purposes of MI 61-101) considered the financial position of Razor and the objectives of the Recapitalization Transaction, and the criteria and conditions with respect to the financial hardship exemptions described above, including the fact that there is no requirement, corporate or otherwise, to hold a meeting to obtain any approval of the holders of Razor Common Shares for the Recapitalization Transaction, and in this regard unanimously determined that: (i) Razor is in serious financial difficulty; (ii) the Recapitalization Transaction (including the Internal Reorganization and the FutEra Share Transfer Transaction) is designed to improve the financial position of Razor; and (iii) the terms of the Recapitalization Transaction (including the FutEra Share Transfer Transaction) are reasonable in the circumstances of Razor.

A discussion and description of the review and approval process adopted by the Special Committee and other information required by MI 61-101 in connection with the Recapitalization Transaction, including further details and the facts supporting reliance on the financial hardship exemptions described above, will be set forth in Razor's material change report to be filed under Razor's SEDAR profile at www.sedar.com.

About FutEra

FutEra leverages Alberta's resource industry innovation and experience to create transitional power and sustainable infrastructure solutions to commercial markets and communities, both in Canada and globally. Currently, FutEra operates a first of its kind co-produced geothermal and natural gas hybrid power project in Swan Hills, Alberta.

www.futerapower.com

About Razor

Razor is a publicly traded junior oil and gas development and production company headquartered in Calgary, Alberta, concentrated on acquiring, and subsequently enhancing, producing oil and gas properties primarily in Alberta. Razor is led by experienced management and a strong, committed Board of Directors, with a long-term vision of growth, focused on efficiency and cost control in all areas of the business. Razor currently trades on TSXV under the ticker "RZE".

www.razor-energy.com

Razor has two active subsidiaries, FutEra and Blade Energy Services Corp. ("Blade").

About Blade

Blade Energy Services is a subsidiary of Razor.  Operating in west central Alberta, Blade's primary services include fluid hauling, road maintenance, earth works including well site reclamation and other oilfield services.

www.blade-es.com

For additional information please contact:

Doug Bailey	Lisa Mueller

President and Chief Executive Officer	President and Chief Executive Officer

Razor Energy Corp	FutEra Power Corp

Executive Director

FutEra Power Corp

Razor Energy Corp/FutEra Power Corp 800, 500-5th Ave SW Calgary, Alberta T2P 3L5 Telephone: (403) 262-0242

READER ADVISORIES

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements. More particularly, this press release contains statements concerning, but not limited to, the completion of the Recapitalization Transaction (including the various elements thereof), the potential benefits and effects of the Recapitalization Transaction on Razor, the ability of Razor to satisfy the closing conditions for the Recapitalization Transaction, timing for the completion of the Recapitalization Transaction and related matters, the listing of the Rights on the TSXV, the conditions to closing of the Recapitalization Transaction, the anticipated use of the net proceeds of the Rights Offering, the impact of Razor's reactivation and other production enhancement efforts on production levels, the receipt of any required regulatory approvals or third-party consents for the Recapitalization Transaction, the potential minimum and maximum gross proceeds of the Rights Offering and the expected filing of Razor's Rights Offering Notice, Rights Offering Circular and material change report in respect of the Recapitalization Transaction on SEDAR. Razor provided such forward-looking information in reliance on certain expectations and assumptions that it believes are reasonable at the time, including expectations and assumptions concerning prevailing commodity prices, Razor's liquidity and cash flows. In addition, the use of any of the words "anticipate", "believe", "intend", "may", "is", "will", "should", "expect" and similar expressions are intended to identify forward-looking statements.

The forward-looking statements are based on certain key expectations and assumptions made by Razor, including but not limited to expectations and assumptions concerning the receipt of all regulatory and third party approvals for the Recapitalization Transaction, the ability of Razor to complete the Rights Offering, and all other portions of the Recapitalization Transaction in the manner described herein, the prevailing commodity prices, weather, regulatory approvals, liquidity of the Razor Common Shares, activities by third party operators, exchange rates, interest rates, applicable royalty rates and tax laws, future production rates and estimates of operating costs, performance of existing and future wells, plant turnaround times and continued rail service to transport products, reserve volumes, business prospects and opportunities, the future trading price of the Razor Common Shares, the availability and cost of financing, labor and services, the impact of increasing competition, ability to market geothermal electricity, oil and natural gas successfully and Razor's ability to access capital (including by way of the completion of the Recapitalization Transaction).

Although Razor believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Razor can give no assurance that they will prove to be correct. Since forward- looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to several factors and risks. These include, but are not limited to, risks associated with the oil and gas industry and geothermal electricity projects in general (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; variability in geothermal resources; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), electricity and commodity price and exchange rate fluctuations, changes in legislation affecting the oil and gas and geothermal industries and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures.

Readers are cautioned that the foregoing lists of factors are not exhaustive.  Please refer to the risk factors identified in the annual information form and management discussion and analysis of Razor which are available on SEDAR at www.sedar.com.

The forward-looking statements contained in this press release are made as of the date hereof and Razor undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

This press release also contains future-oriented financial information and financial outlook information (collectively, "FOFI") about the expected financial obligation reductions as a result of the Recapitalization Transaction, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set forth in the above paragraphs. FOFI contained herein was made as of the date of this news release and was provided for the purpose of describing the anticipated effects of the Recapitalization Transaction on Razor's business and operations. Razor disclaims any intention or obligation to update or revise any FOFI contained herein, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained herein should not be used for purposes other than for which it is disclosed herein.